SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
		RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934


                                    UAL Corp.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    902549807
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                                 (CUSIP Number)

				Kenneth J. Cooper
                           Pension Benefit Guaranty Corp.
                           Office of General Counsel
                           1200 K Street, N.W., Rm 11509
			   Washington, D.C. 20005
                           (202) 326-4400 ext 3754
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 2, 2006
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                          (Date of Event which Requires
                            Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
			 (Continued on following pages)



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CUSIP NO.      902549807               SCHEDULE 13D         PAGE 2 OF 5 PAGES
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Pension Benefit Guaranty Corporation, Tax ID No. 52-1042410
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS

                                 OO
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

             District of Columbia
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                         7      SOLE VOTING POWER

                                	O *See Item 5
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 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    	O
  OWNED BY              -----------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     	11,103,316
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                         10     SHARED DISPOSITIVE POWER

                                	O
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            		11,103,316
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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            			23.4%
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    14      TYPE OF REPORTING PERSON*

            			OO
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!




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CUSIP NO.      902549807            SCHEDULE 13D          PAGE 3 OF 5 PAGES
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ITEM 1.           SECURITY AND ISSUER

This statement relates to the common stock, par value
$0.01 per share, of UAL Corp., a Delaware Corporation
("UAL Common Stock"). UAL Corp. is the issuer.
UAL Corp.'s principal executive offices
are located at 1200 Algonquin Road,
Elk Grove Township, Illinois 60007.



ITEM 2.           IDENTITY AND BACKGROUND

The person filing this statement is the Pension Benefit Guaranty Corporation ("PBGC"). PBGC's business address is 1200 K Street, NW, Washington,
D.C. 20005. PBGC is a wholly-owned United States government corporation established under 29 U.S.C. Section 1302. PBGC administers the pension plan termination insurance program created under Title IV of the Employee Retirement Income Security Act of 1974.



ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On January 20, 2006, the United States Bankruptcy Court for the Northern District of Illinois confirmed UAL Corp.'s Second Amended Joint Plan of Reorganization ("POR"). PBGC holds allowed unsecured claims against UAL Corp., on account of its statutory claims under 29 U.S.C. Section 1362 arising from the termination of UAL's defined benefit pension plans. Under the POR, holders of allowed unsecured claims are to receive shares of UAL
Common Stock. On February 2, 2006, PBGC received a distribution of 11,103,316 shares of UAL Common Stock on account of its allowed unsecured claims.



ITEM 4.           PURPOSE OF TRANSACTION.

As described in Item 3 above, PBGC acquired 11,103,316 shares of UAL Common Stock on account of its allowed unsecured claims against UAL Corp., pursuant to the POR. Under the POR, UAL Corp.
is expected to make additional distributions to holders of allowed unsecured claims. PBGC is likely to receive additional shares of UAL Common Stock in future distributions. PBGC has not acquired these securities with the purpose or effect of changing or influencing the control of the issuer, or for investment purposes.

PBGC also received 5,000,000 shares of 2% Convertible Preferred Stock of UAL Corp. These shares may be converted to shares of UAL Common Stock at any time following the earlier of the second anniversary date of the issuance of the shares, or the occurrence of a fundamental change or change in ownership as defined in UAL Corp.'s Restated Certificate of Incorporation.

PBGC does not have any plans or proposals that relate to or would result in any of the matters referred to in paragraphs (b) through
(j) of the instructions to Item 4 of Schedule 13D.








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CUSIP NO.      902549807             SCHEDULE 13D          PAGE 4 OF 5 PAGES
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ITEM 5.           INTEREST IN SECURITIES OF THE COMPANY.

(a) As of the date of this filing, PBGC owns of record or beneficially 11,103,316 shares of UAL Common Stock, which represents 23.4% of the outstanding shares of UAL Common Stock.

(b) As of the date of this filing, PBGC does not have power to vote or to direct the vote of any shares of UAL Common Stock.
Under 29 U.S.C. Section 1305(h), the shares acquired by PBGC may be voted only by the custodial trustees or outside money managers of PBGC. As of the date of this filing, PBGC's shares of UAL Common Stock have not been assigned to a custodial trustee or outside money manager. As of the date of this filing, PBGC has the sole power to dispose, or to direct the disposition, of 11,103,316 shares of UAL Common Stock. However, PBGC has agreed with UAL Corp. that the UAL Common Stock will be freely transferable by PBGC beginning sixty days after receipt of such stock.

(c)  As described in Items 3 and 4, on February 2, 2006,
PBGC received 11,103,316 shares of UAL common stock on account of its allowed unsecured claims against UAL Corp.
pursuant to the POR.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, PBGC's shares of UAL Common Stock.

(e)  Not applicable.



ITEM 6.          CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
		 RELATIONSHIPS WITH RESPECT TO SECURITIES OF
		 THE COMPANY.

None.



ITEM 7.  	MATERIAL TO BE FILED AS EXHIBITS.

None.













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CUSIP NO.     902549807		     SCHEDULE 13D         PAGE 5 OF 5 PAGES
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                                   SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2006


                                           Pension Benefit Guaranty Corporation


                                           By: /s/ James Gerber
                                               ---------------------------
                                               Name:  James Gerber
                                               Title: Chief Financial Officer